Exhibit 10.1

SETTLEMENT AGREEMENT

SETTLEMENT AGREEMENT, dated this 2nd day of March, 2006 (“Agreement”), among Starboard Value & Opportunity Master Fund Ltd. (“Starboard”); Parche, LLC; RCG Ambrose Master Fund, Ltd.; RCG Halifax Fund, Ltd.; Ramius Master Fund, Ltd.; Admiral Advisors, LLC; Ramius Advisors, LLC; Ramius Capital Group, LLC; C4S & Co., LLC; Peter A. Cohen; Morgan B. Stark; Jeffrey M. Solomon; Thomas W. Strauss; Jeffrey C. Smith; and Jeffrey C. Ward (the foregoing individuals and entities being collectively referred to herein as the “Starboard Group”), and SCS Transportation, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Starboard Group (i) has publicly stated that it may solicit proxies for the election of its own opposition slate of nominees (the “Proxy Solicitation”) to the Company’s Board of Directors (the “Board”), and (ii) has taken certain actions in furtherance thereof; and

WHEREAS, the Company and the members of the Starboard Group have determined that the interests of the Company and its stockholders would be best served by avoiding the substantial expense, disruption and adverse publicity that would result from the Proxy Solicitation.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

1. New Director; 2006 Annual Meeting of Stockholders (the “2006 Annual Meeting”); Related Matters.

(a) In accordance with the Company’s bylaws, the Company shall no later than 2 days after the execution of this Agreement increase the size of the Board of Directors by one and fill the newly-created seat by appointing Jeffrey C. Ward to the Board. The Persons nominated by the Board to stand for election to the Board and who are included in the 2006 Proxy Statement, including Mr. Ward, are referred to herein as the “2006 Nominees.” The Company shall include Mr. Ward in the proxy statement as a nominee for election to the Company’s Board at the 2006 Annual Meeting, shall recommend his election and shall solicit proxies for Mr. Ward’s election in the same manner as all other 2006 Nominees.

(b) The members of the Starboard Group and their Affiliates and Associates (as such terms are defined in Section 11) shall vote, and shall cause their respective Affiliates and Associates to vote, all Voting Securities (as such term is defined in Section 11) which they are entitled to vote at the 2006 Annual Meeting (i) in favor of the election of each of the 2006 Nominees, and (ii) in accordance with the recommendation of the Board of Directors on any other items of business to come before such meeting as described in Section 1(e) below.

(c) In connection with the evaluation of potential strategic alternatives that has been undertaken by the Board of Directors, if the Board of Directors of the Company establishes a committee to evaluate potential strategic alternatives, such committee (i) shall consist of no more than four members, and (ii) shall include Mr. Ward.

(d) Starboard hereby withdraws its nominations of Mr. Ward and Mr. Jeffrey C. Smith for election to the Board of Directors of the Company at the 2006 Annual Meeting. The Starboard Group will promptly file an amendment to the Schedule 13D regarding the common stock of the Company filed with the SEC on January 12, 2006, as amended (the “Schedule 13D”), reporting the entry into this Agreement, amending applicable items to conform to its obligations hereunder and appending this Agreement and the Press Release (as hereinafter defined) as Exhibits thereto.

(e) The 2006 Annual Meeting shall be held on April 20, 2006 or within 30 days thereafter. The only items to be put to a stockholder vote at the 2006 Annual Meeting are (i) the election of three (3) directors and (ii) the ratification of the appointment of auditors.

2. Termination Date. This Agreement shall remain in full force and effect and shall be fully binding on the parties hereto in accordance with the provisions hereof until the close of the 2006 Annual Meeting, including any adjournment thereof (excluding any adjournment beyond May 20, 2006) (the “Termination Date”).

3. Standstill.

(a) Each member of the Starboard Group jointly and severally agrees that during the period commencing on the date hereof and ending on the Termination Date, without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, he, she or it will not, and will cause each of his, her or its Affiliates, Associates, officers, agents and other Persons acting on his, her or its behalf not to:

(i) engage, or in any way participate, directly or indirectly, in any “solicitation” (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) of proxies or consents (whether or not relating to the election or removal of directors), seek to advise, encourage or influence any Person with respect to the voting of any Voting Securities; initiate, propose or otherwise “solicit” (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) stockholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act or otherwise; induce or attempt to induce any other Person to initiate any such stockholder proposal; or otherwise communicate with the Company’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities, other than a “group” that includes all or some lesser number of the Persons identified as “Reporting Persons” in the Schedule 13D, but does not include any other members who are not currently identified as Reporting Persons;

(iii) deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities, except as expressly set forth in this Agreement;

(iv) otherwise act, alone or in concert with others, to control or seek to control or influence or seek to influence the management, the Board or policies of the Company, except as otherwise expressly permitted in this Agreement;

(v) make any proposal (including publicly disclose or discuss any proposal) or enter into any discussion regarding any of the foregoing, or make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or make or disclose any request to amend, waive or terminate any provision of this Agreement;

(vi) have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other Person in connection with any of the foregoing, or make any investment in or enter into any arrangement with, any other Person that engages, or offers or proposes to engage, in any of the foregoing; or

(vii) take or cause or induce others to take any action inconsistent with any of the foregoing.

4. Release.

(a) The Starboard Group hereby agrees for the benefit of the Company, and each officer, director, stockholder, agent, affiliate, employee, attorney, assigns, precedessor, and successor, past and present, of the Company (the Company and each such person being a “Company Released Person”) as follows: The Starboard Group, for themselves and for their members, officers, directors, assigns, agents, and successors, past and present, hereby agree and confirm that, effective from and after the date of this Agreement, they hereby acknowledge full and complete satisfaction of, and covenant not to sue, and forever fully release and discharge each Company Released Person of, and hold each Company Released Person harmless from, any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses, and causes of action (“Claims”) of any nature whatsoever, whether known or unknown, suspected or unsuspected, arising in respect of or in connection with the nomination and election of directors at the 2006 Annual Meeting, occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such occurrences, conditions, acts or omissions).

(b) The Company hereby agrees for the benefit of the Starboard Group, and each member, officer, director, stockholder, agent, affiliate, employee, attorney, assign, predecessor, and successor, past and present, of the Starboard Group (the Starboard Group and each such person being a “Starboard Released Person”) as follows: The Company, for itself and for its officers, directors, assigns, agents, and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, it hereby acknowledges full and complete satisfaction of, and covenants not to sue, and forever fully releases and discharges each Starboard Released Person of, and hold each Starboard Released Person harmless from, any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses, and causes of action (“Claims”) of any nature whatsoever, whether known or unknown, suspected or unsuspected, arising in respect of or in connection with any Schedule 13D filings made prior to the date hereof or in respect of or in connection with the nomination and election of directors at the 2006 Annual Meeting, occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such occurrences, conditions, acts or omissions).

5. Representations and Warranties of the Starboard Group. Each of the members of the Starboard Group severally represent and warrant as follows:

(a) Each member of the Starboard Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed, and delivered by each member of the Starboard Group, constitutes a valid and binding obligation and agreement of each such member, and is enforceable against each such member in accordance with its terms.

(c) The members of the Starboard Group, together with their Affiliates and Associates, beneficially own, directly or indirectly, an aggregate of 1,429,663 shares of Common Stock of the Company as set forth by beneficial owner and amount on Schedule A hereto and such shares of Common Stock constitute all of the Voting Securities of the Company beneficially owned by the members of the Starboard Group and their Affiliates and Associates.

6. Representations and Warranties of the Company. The Company hereby represents and warrants as follows:

(a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms.

7. Specific Performance. Each of the members of the Starboard Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Starboard Group, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

8. Press Release. Immediately following the execution and delivery of this Agreement, the Company and the Starboard Group shall issue the joint press release attached hereto as Exhibit A (the “Press Release”). None of the parties hereto will prior to the Termination Date make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 8. Following the date hereof, neither the Starboard Group, nor any of its Affiliates or Associates, shall prior to the Termination Date issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Company, its management or the Board or the Company’s business without prior written consent of the Company, provided, however, that the Starboard Group may (i) file an amendment or amendments to the Schedule 13D in accordance with Section 1(d) of this Agreement or as otherwise required by law, (ii) make other filings as required by law or (iii) consistent with its obligations pursuant to Section 3 hereof, make public announcements and take such positions as it deems appropriate to the extent that the Company makes any public announcement with regard to an extraordinary transaction of any kind or nature.

9. Expenses. Within 10 business days following receipt of reasonably satisfactory documentation thereof, the Company will reimburse the Starboard Group for its reasonable, documented out-of-pocket fees and expenses incurred in connection with its Schedule 13D filings, its putative Proxy Solicitation and the negotiation and execution of this Agreement and all related activities and matters, provided such reimbursement shall not exceed $50,000 in the aggregate.

10. No Waiver. Any waiver by either the Representative (as hereinafter defined) or the Company of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of either the Representative or the Company to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

11. Certain Definitions. As used in this Agreement, (a) the term “Person” shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency, or any other organization, entity or enterprise; (b) the terms “Affiliates” and “Associates” shall have the meanings set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become Affiliates or Associates of any Person subsequent to the date hereof; and (c) the term “Voting Securities” shall mean any securities of the Company entitled, or which may be entitled, to vote (whether or not entitled to vote generally in the election of directors), or securities convertible into or exercisable or exchangeable for such securities, whether or not subject to passage of time or other contingencies.

12. Successors and Assigns. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

13. Survival of Representations. All representations and warranties made by the parties in this Agreement under Sections 5 and 6 shall survive until the Termination Date. The provisions of Section 4 of this Agreement shall survive the Termination Date.

14. Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

15. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending if sent by e-mail or facsimile, with electronic confirmation of sending; provided, however, that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and e-mail or facsimile addresses set forth below (or to such other mailing, facsimile and e-mail addresses as a party may designate by notice to the other parties in accordance with this provision), (c) one (1) day after being sent by nationally recognized overnight carrier to the addresses set forth below (or to such other mailing addresses as a party may designate by notice to the other parties in accordance with this Section 16) or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to the Company:

SCS Transportation, Inc.
4435 Main Street, Suite 930
Kansas City, MO 64111
Attn: President
with a copy to:

Bryan Cave LLP
1200 Main Street, Suite 3500
Kansas City, MO 64111
Attn: Robert M. Barnes, Esq.
Telecopy: (816) 374-3300
Email: rmbarnes@bryancave.com

If to the Starboard Group:

Jeffrey C. Smith

c/o Ramius Capital Group, LLC

666 Third Avenue, 26th Floor

New York, New York 10017

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

65 East 55th Street
New York, New York 10022
Attention: Steven Wolosky, Esq.
Telecopy: (212) 451-2222
Email: swolosky@olshanlaw.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

17. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Missouri without reference to the conflict of laws principles thereof.

18. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

19. Starboard Group Representative. Each member of the Starboard Group hereby irrevocably appoints Jeffrey C. Smith as such member’s attorney-in-fact and representative (the “Representative”), in such member’s place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the Starboard Group, upon any action taken by the Representative or upon any document, notice, instruction or other writing given or executed by the Representative.

20. No Admission. Nothing contained herein shall constitute an admission by any party hereto of liability or wrongdoing.

IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the undersigned parties has executed or caused this Agreement to be executed on the date first above written.

SCS TRANSPORTATION, INC.

By: /s/ Herbert A. Trucksess, III
Name: Herbert A. Trucksess, III
Title: President and Chief Executive Officer

C4S & CO., L.L.C.
RAMIUS CAPITAL GROUP, LLC	STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD
By: C4S & Co., L.L.C.,	ADMIRAL ADVISORS, LLC
as Managing Member	By: Ramius Capital Group, LLC, its managing member

RCG HALIFAX FUND, LTD. By: Ramius Capital Group, LLC, its Investment Advisor By: C4S & Co., L.L.C., its Managing Member	RCG AMBROSE MASTER FUND, LTD. By: Ramius Capital Group, LLC, its Investment Advisor By: C4S & Co., L.L.C., its Managing Member

RAMIUS MASTER FUND, LTD By: Ramius Advisors, LLC its Investment Advisor By: Ramius Capital Group, LLC its Managing Member	ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its managing member
RAMIUS ADVISORS, LLC
By: Ramius Capital Group, LLC, its managing member

By: /s/ Jeffrey M. Solomon

Name: Jeffrey M. Solomon
Title: Authorized Signatory
JEFFREY M. SOLOMON
/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Jeffrey C. Smith

JEFFREY C. SMITH
/s/ Jeffrey C. Ward
JEFFREY C. WARD

SCHEDULE A

NAME OF ENTITY # OF SHARES BENEFICIALLY
OWNED
STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD	623,326
RCG HALIFAX FUND, LTD.	79,589

RCG AMBROSE MASTER FUND, LTD.	87,043
RAMIUS MASTER FUND, LTD	390,069
ADMIRAL ADVISORS, LLC	872,962
RAMIUS ADVISORS, LLC	390,069
PARCHE, LLC	249,636

C4S & CO., L.L.C. 1,429,663
RAMIUS CAPITAL GROUP, LLC 1,429,663
JEFFREY C. WARD 2,000
JEFFREY M. SOLOMON 1,429,663
MORGAN B. STARK 1,429,663
THOMAS W. STRAUSS 1,429,663
PETER A. COHEN 1,429,663
JEFFREY C. SMITH 0